                 THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                        TO RULE 101(d) OF REGULATION S-T


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          KLLM Transport Services, Inc.
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                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class and Securities)


                                    482498102
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                      (CUSIP Number of Class of Securities)


                   David P. Webb, Esq., Phelps Dunbar, L.L.P.
 Suite 500, Mtel Centre, 200 S. Lamar Street, Jackson, MS 39201, (601) 352-2300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 16, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13D-1(b)(3) or (4), check the following box:
[ ]

Check the following box if a fee is being paid with this Statement:
[ ]


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CUSIP No. 482498102                                                          13D
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(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         J. Tayloe Simmons, Jr., Esq., Executor of the Estate of Benjamin C.
         Lee, Jr.
         ###-##-####
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [ ]
                                                                        (b) [ ]
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(3)      SEC USE ONLY
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(4)      SOURCE OF FUNDS*
         00-This statement is being filed to report the fact that as of April
         16, 1999, J. Tayloe Simmons, Jr., Esq., acting as the executor of an estate owning 150,000 shares and pursuant to the Last Will and
         Testament of Benjamin C. Lee, Jr., (i) transferred 100,000 shares to Lucy Lee, widow to Benjamin C. Lee, Jr. and (ii) sold the remaining 50,000 shares to The Company. Mr. Simmons, in his capacity as executor, remains the Managing General Partner of a Partnership owning 400,000 shares. See Item 2, below.
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Mississippi, U.S.A.
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                                        (7)   SOLE VOTING POWER
                                              0 shares
                                        ----------------------------------------
                                        (8)   SHARED VOTING POWER
NUMBER OF SHARES                              400,000 shares
BENEFICIALLY OWNED BY EACH              ----------------------------------------
REPORTING PERSON WITH                   (9)   SOLE DISPOSITIVE POWER
                                              0 shares
                                        ----------------------------------------
                                        (10)  SHARED DISPOSITIVE POWER
                                              400,000 shares
                                        ----------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,000 shares
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.8%
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(14)     TYPE OF REPORTING PERSON*
         IN--Individual
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc. (the "Company"), a Delaware corporation, with principal offices located at 135 Riverview Drive, Richland, Mississippi 39218.

Item 2.  Identity and Background

     a)  J. Tayloe Simmons, Jr., Esq.

     b)  501 South State Street; Jackson, Mississippi 39201

     c) Practicing attorney, at the above address. On August 31, 1999, Benjamin C. Lee, Jr. ("Mr. Lee") passed away and shortly thereafter, Mr. Simmons was named Executor of the Estate of Benjamin C. Lee, Jr. (the "Lee Estate"). In connection with this position, Mr. Simmons replaced Mr. Lee as a General Partner in B. C. Lee, L.P., a Mississippi limited partnership (the "Partnership"). Among other things, the Partnership has 400,000 shares Company stock, over which Mr. Simmons now exercises shared voting control. Additionally, at the time of his death, Mr. Lee individually owned an additional 150,000 shares of Company stock, over which immediately prior to this filing, Mr. Simmons exercised sole voting control.

     d)  N/A

     e)  N/A

     f)  Mr. Simmons is a citizen of the United States

Item 3.  Source and Amount of Funds or Other Consideration

         This statement is being filed to report that as part of the settlement of the Lee Estate, the 150,000 shares owned individually by Mr. Lee and held in the Lee Estate have been distributed 100,000 to Lucy Lee, widow to Mr. Lee, and 50,000 shares were sold to the Company. Mr. Simmons continues to exercise shared voting control over the 400,000 shares of Company stock held by the Partnership. See Item 2, above.

Item 4.  Purpose of Transaction

         The transfer of 100,000 shares to Lucy Lee and the sale of the remaining 50,000 shares are a result of the wishes expressed by Benjamin C. Lee, Jr. in his Last Will and Testament, and are being carried out as part of the settling of the Lee Estate.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number and percentage of shares of the Common Stock to which this Amendment relates (after the above described transfers) is 400,000 shares, representing 9.8% of the 4,095,134 shares outstanding as reported by the Company on August 16, 1999.

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         (b) Mr. Simmons, continues to serve as a General Partner of the
Partnership, and as such, shares voting and dispositive power over 400,000 shares of the Common Stock. See Item 2, above.

         (c) This statement is being filed to document the transfer of 150,000 shares beneficially held by Mr. Simmons, as Executor of the Lee Estate. 100,000 shares are being transferred to Lucy Lee, widow of Mr. Benjamin C. Lee, Jr., and an additional 50,000 shares are being sold to KLLM at a price of $7 1/8 per share, both transactions occurred on or about April 16, 1999.

         (d) N/A

         (e) N/A

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         As the controlling General Partner of the Partnership and as Executor of the Lee Estate, Mr. Simmons has a fiduciary duty to vote the Common Stock in the best interests of the partners of the Partnership and the beneficiaries of the Lee Estate. No other agreements or understandings exist. See Item 2, above.

Item 7.  Material to be Filed as an Exhibit

         N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1999.

                                   /s/ J. Tayloe Simmons, Jr., Esq.